

July 9, 2025

Allen Salmasi
Chief Executive Officer
Veea Inc.
164 E. 83rd Street
New York, NY 10028

     Re: Veea Inc.
         Draft Registration Statement on Form S-1
         Submitted July 7, 2025
         CIK No. 0001840317

Dear Allen Salmasi:

     This is to advise you that we do not intend to review your registration statement.

     We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jeff Kauten at 202-551-3447 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Jonathan Deblinger